

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Martin Babler
President and Chief Executive Officer
Alumis Inc.
280 East Grant Avenue
South San Francisco, CA 94080

   Re: **Alumis Inc.**
       Registration Statement on Form S-1
       Exhibit No. 10.22
       Filed June 7, 2024
       File No. 333-280068

Dear Martin Babler:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Dave Peinsipp, Esq.